Exhibit 99.2

TAT TECHNOLOGIES LTD.

Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited condensed consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 (our “Annual Report”) and (iii) Item 5 — “Operating and Financial Review and Prospects” of our Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “TAT”, “the Company” and “our company” refer to TAT Technologies Ltd.

All references in this Report to “dollar,” “USD” or “$” refer to U.S. dollars and the terms “Israeli currency”, “NIS”, and “ILS” refer to Israeli New Shekels.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Company Overview

TAT is reliant on the robustness of the commercial and military aerospace and ground defense industries. Any downturn in these industries could weaken demand for its solutions and services and negatively impact its financial results. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct labor costs, quality assurance costs, shipping expenses, royalties, overhead related to manufacturing and depreciation of manufacturing equipment. TAT’s gross margin is affected by the proportion of its revenues generated from each of its operational segments.

The principal factors that affect the operating income of TAT’s four segments, in addition to their gross profit, is the expenditure on selling and marketing expenses and general and administrative expenses. While TAT closely monitors its operating expenses to prevent unnecessary spending, we believe that these operating expenses may increase in the future in accordance with our plans to grow the business.

TAT’s research and development expenses are related to new products and technologies or significant improvement of existing products and technologies.

TAT’s selling and marketing expenses are related to commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

TAT’s general and administrative expenses are related to compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, insurance premiums and general corporate expenses and related costs for facilities and equipment.

Results of operations

TAT’s management evaluates its performance by focusing on key performance indicators, which are revenues, sources of revenues, gross profit, operating income and EBITDA. These key performance indicators are primarily affected by the competitive landscape in which TAT operates and its ability to meet the challenges posed.

The results of operations presented below should be reviewed in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2026 and for the three and nine months ended September 30, 2026 and 2025, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing in our Annual Report, and Item 5 - “Operating and Financial Review and Prospects” of our Annual Report.

The following table presents, for the periods indicated, information concerning TAT’s results of operations:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2026		2025		2026		2025
U.S. dollars in thousands	Amount	%	Amount	%	Amount	%	Amount	%
Revenues:
Products	$15,336	27.6%	$12,617	27.3%	$44,571	29.8%	$37,804	28.8%
Services	40,227	72.4%	33,618	72.7%	105,077	70.2%	93,677	71.2%
	55,563	100.0%	46,235	100.0%	149,648	100.0%	131,481	100.0%
Cost of goods:
Products	10,338	18.6%	9,170	19.8%	31,207	20.9%	26,613	20.2%
Services	28,038	50.5%	25,464	55.1%	77,903	52.1%	72,488	55.1%
	38,376	69.1%	34,634	74.9%	109,110	72.9%	99,101	75.4%
Gross profit	17,187	30.9%	11,601	25.1%	40,538	27.1%	32,380	24.6%
Operating expenses:
Research and development, net	726	1.3%	323	0.7%	1,832	1.2%	887	0.7%
Selling and marketing	2,384	4.3%	1,993	4.3%	7,096	4.7%	6,106	4.6%
General and administrative	5,041	9.1%	4,025	8.7%	13,966	9.3%	11,522	8.8%
	8,151	14.7%	6,341	13.7%	22,894	15.3. %	18,515	14.1%
Operating income	9,036	16.3%	5,260	11.4%	17,644	11.8%	13,865	10.5%
Gain on sale of equity investment	-	-	-	-	4,324	2.9%	-	-
Interest expenses	(216)	(0.4)%	(176)	(0.4)%	(546)	(0.4)%	(835)	(0.6)%
Other financial expenses, net	273	0.5%	206	0.4%	92	0.1%	(293)	(0.2)%
Income before taxes on income	9,093	16.4%	5,290	11.4%	21,514	14.4%	12,737	9.7%
Provision for taxes on income	1,759	3.2%	821	1.8%	3,815	2.5%	1,624	1.2%
Profit before share of equity investment	7,334	13.2%	4,469	9.7%	17,699	11.8%	11,113	8.5%
Share in profits of equity investment of affiliated companies	343	0.6%	372	0.8%	1,449	1.0%	983	0.7%
Net income	$7,677	13.8%	$4,841	10.5%	$19,148	12.8%	$12,096	9.2%

Revenues

TAT, directly and through its subsidiaries, provides a variety of solutions and services to the commercial and military aerospace and ground defense industries, including:

(i)	OEM of heat transfer solutions and aviation components, such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers (through TAT Israel);

(ii)	MRO services for heat transfer components and OEM of heat transfer solutions (through our Limco subsidiary);

(iii)	MRO services for aviation components (through our Piedmont subsidiary); and

(iv)	Overhaul and coating of jet engine components (through our Turbochrome subsidiary).

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$11,279	$10,557	$722	6.8%	$33,150	$30,588	$2,562	8.4%
MRO services for heat transfer components and OEM of heat transfer solutions	12,031	11,158	873	7.8%	35,159	34,877	282	0.8%
MRO services for aviation components	30,265	22,980	7,285	31.7%	74,842	61,274	13,568	22.1%
Overhaul and coating of jet engine components	2,235	2,308	(73)	(3.2)%	7,055	6,745	310	4.6%
Eliminations	(247)	(768)	521	67.8%	(558)	(2,003)	1,445	72.1%
Total revenue	$55,563	$46,235	$9,328	20.2%	$149,648	$131,481	$18,167	13.8%

Total revenues were $55.6 million for the three months ended September 30, 2026, compared to $46.2 million for the same period in 2025, a 20.2% increase. Total revenues were $149.6 million for the nine months ended September 30, 2026, compared to $131.5 million for the same period in 2025, a 13.8% increase. The increase in revenues for the comparable periods reflect a mixed performance across our operating segments. Revenues increased in the OEM of heat transfer solutions and aviation accessories segment, MRO services for heat transfer components and OEM heat transfer solutions segment, and in the MRO services for aviation components segment.

Cost of revenues

TAT’s cost of revenues for OEM operations and MRO services consists of component and material costs, direct and indirect labor costs, quality assurance costs, royalties, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment.

TAT’s gross margin was affected by the proportion of TAT’s revenues generated from OEM operations and MRO services in each of the reported periods.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

OEM of heat transfer solutions and aviation accessories	$7,344	$7,382	$(38)	(0.5)%	$23,318	$21,269	$2,049	9.6%
MRO services for heat transfer components and OEM of heat transfer solutions	8,070	8,504	(434)	(5.1)%	24,360	25,466	(1,106)	(4.3)%
MRO services for aviation components	21,293	18,146	3,147	17.3%	57,083	50,891	6,192	12.2%
Overhaul and coating of jet engine components	1,828	1,400	428	30.6%	4,907	3,591	1,316	36.6%
Eliminations	(159)	(798)	639	(80.1)%	(558)	(2,116)	1,558	(73.6)%
Total cost of revenue	38,376	34,634	3,742	10.8%	109,110	99,101	10,009	10.1%

Gross profit	$17,187	$11,601	$5,586	48.2%	$40,538	$32,380	$8,158	25.2%

Cost of revenues was $38.4 million for the three months ended September 30, 2026, compared to $34.6 million for the same period in 2025, an increase of 10.8%. As a percentage of revenues, gross profit increased to 30.9% for the three months ended September 30, 2026, from 25.1% in the prior period.

Cost of revenues was $109.1 million for the nine months ended September 30, 2026, compared to $99.1 million for the same period in 2025, an increase of 10.1%. As a percentage of revenues, gross profit increased to 27.1% for the nine months ended September 30, 2026, from 24.6% in the prior period.

The increase in gross profit was primarily driven by a more favorable mix of segment revenues and improved operating efficiencies. The improvement in cost of revenues as a percentage of revenues reflects better absorption of fixed manufacturing overhead and continued focus on cost management across our operations.

Operating expenses

Research and development expenses, net

Research and development expenses, net are related to new products and technologies or to a significant improvement of products and technologies, net of grants and participations received.

Selling and marketing expenses

Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of TAT’s sales teams, participation in trade shows, travel expenses, advertising expenses and related costs for facilities and equipment.

General and administrative expenses

General and administrative expenses consist of compensation and related expenses for executive, finance and administrative personnel, professional fees such as legal, audit, SOX, internal audit, other general corporate expenses and related costs for facilities and equipment.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

Research and development, net	$726	$323	$403	124.8%	$1,832	$887	$945	106.5%
Selling and marketing	2,384	1,993	391	19.6%	7,096	6,106	990	16.2%
General and administrative	5,041	4,025	1,016	25.2%	13,966	11,522	2,444	21.2%
Total operating expenses	$8,151	$6,341	$1,810	28.5%	$22,894	$18,515	$4,379	23.7%

Research and development, net

Research and development expenses were $0.7 million for the three months ended September 30, 2026, an increase of 124.8% compared to $0.3 million for the same period in 2025. As a percentage of revenues, research and development expenses were 1.3% for the three months ended September 30, 2026, compared to 0.7% in the prior period.

Research and development expenses were $1.8 million for the nine months ended September 30, 2026, an increase of 106.5% compared to $0.9 million for the same period in 2025. As a percentage of revenues, research and development expenses were 1.2% for the nine months ended September 30, 2026, compared to 0.7% in the prior period.

The increase was primarily driven by higher personnel-related costs associated with additional headcount and increased spending on materials and supplies to support the launch of our new FutureWorks R&D Lab and development cost of our NewGen thermal solution. These expenditures reflect our continued investment in innovation and product development capabilities.

Selling and marketing

Selling and marketing expenses were $2.4 million for the three months ended September 30, 2026, compared to $2.0 million for the three months ended September 30, 2025 an increase of 19.6%. Selling and marketing expenses represented 4.3% of revenues for the three months ended September 30, 2026, same as the % in the prior period.

Selling and marketing expenses were $7.1 million for the nine months ended September 30, 2026, compared to $6.1 million for the nine months ended September 30, 2025 an increase of 16.2%. Selling and marketing expenses represented 4.7% of revenues for the three months ended September 30, 2026, compared to 4.6% in the prior period.

The increase reflects higher promotional activity and continued investment in brand-building initiatives to support revenue growth.

General and administrative

General and administrative expenses increased 25.2% to $5.0 million for the three months ended September 30, 2026, from $4.0 million for the same period in 2025. General and administrative expenses were 9.1% of revenues for the three months ended September 30, 2026, compared to 8.7% in the prior period.

General and administrative expenses increased 21.2% to $14.0 million for the nine months ended September 30, 2026, from $11.5 million for the same period in 2025. General and administrative expenses were 9.3% of revenues for the three months ended September 30, 2026, compared to 8.8% in the prior period.

The increase was primarily driven by higher personnel-related expenses, including additional headcount to improve the finance department capabilities given the change in our regulatory environment, stock-based compensation, and severance. These increases are consistent with our long-term strategy to strengthen our organizational infrastructure in support of both organic and inorganic growth initiatives.

Other expenses (income)

Interest expenses, net

Interest expenses, net consist of interest income and expense. Interest income and expenses relate to the interest received from or paid to banks for the outstanding deposits and debts, respectively.

Other financial expenses, net

Other financial income, net included foreign exchange gain (loss) for the changes in rate of the ILS or other currencies against the U.S. dollar.

Provision for taxes on income

Tax expense consists of Israeli and U.S. federal and state taxes on the income of TAT’s business and changes in deferred tax assets or liabilities.

	Three months ended September 30,		Change		Nine months ended September 30,		Change
U.S. dollars in thousands	2026	2025	$	%	2026	2025	$	%

Gain on sale of equity investment	$-	$-	$-	-	$4,324	$-	$4,324	-
Interest expenses	(216)	(176)	40	22.7%	(546)	(835)	(289)	(34.6)%
Other financial income, net	273	206	67	32.5%	92	(293)	385	131.4%
Provision for taxes on income	1,759	821	938	114.4%	3,815	1,624	2,191	134.9%
Share in profits of equity investment of affiliated companies	343	372	(29)	(7.8)%	1,449	983	466	47.4%

Gain on sale of equity investments

The Company realized gain of approximately $4.3 million upon receipt of aggregate proceeds of $4.5 million from the sale of its non-controlling interest of less than 5% in First Aviation Services Inc.

Interest expenses, net

Interest expense was $0.2 million for the three months ended September 30, 2026, compared to $0.2 million for the same period in 2025. Interest expense represented 0.4% of revenues for the three months ended September 30, 2026, compared to 0.4% in the prior period.

Interest expense, net was $0.5 million for the nine months ended September 30, 2026, compared to $0.8 million for the same period in 2025. Interest expense represented 0.4% of revenues for the nine months ended September 30, 2026, compared to 0.6% in the prior period.

The decrease is primarily due to the repayment of $10.8M in short-term debt during the second quarter of 2025, which was outstanding during the first half of 2025, as well as reduced borrowing costs resulting from lower interest rates on our outstanding debt.

Other financial income, net

Other financial income, net was $0.3 million for the three months ended September 30, 2026, compared to $0.2 million for the same period in 2025. As a percentage of revenues, other financial income, net was 0.5% for the three months ended September 30, 2026, compared to 0.4% in the prior period.

Other financial income, net was $0.1 million for the nine months ended September 30, 2026, compared to $(0.3) million for the same period in 2025. As a percentage of revenues, other financial income, net was 0.1% for the nine months ended September 30, 2026, compared to (0.2)% in the prior period.

The change was primarily driven by interest income earned on money market placements, offset by higher foreign exchange losses related to the revaluation of long-term loans and monetary accounts denominated in Israeli Shekel. These losses resulted from fluctuations in the U.S. dollar/ILS exchange rate during the first half of 2026.

Provision for taxes on income

Provision for taxes on income was $1.8 million for the three months ended September 30, 2026, compared to $0.8 million for the same period in 2025. The increase primarily reflects higher taxable income and the impact of jurisdictional mix during the period. As a percentage of revenues, the provision for taxes on income was 3.2% for the three months ended September 30, 2026, compared to 1.8% in the prior period.

Provision for taxes on income was $3.8 million for the nine months ended September 30, 2026, compared to $1.6 million for the same period in 2025. The 134.9% increase primarily reflects higher taxable income and the impact of jurisdictional mix during the period. As a percentage of revenues, the provision for taxes on income was 2.5% for the nine months ended September 30, 2026, compared to 1.2% in the prior period.

Share in profits of equity investment of affiliated companies

Share in profits of equity-method investees amounted to a gain of $0.3 million for the three months ended September 30, 2026, compared to a gain of $0.4 million for the same period in 2025. Share in profits of equity-method investees amounted to a gain of $1.4 million for the nine months ended September 30, 2026, compared to a gain of $1.0 million for the same period in 2025. The increase reflects improved operating performance of the affiliated companies during the period.

Liquidity and Capital Resources

As of September 30, 2026, TAT had cash and cash equivalents of $53.7 million, compared to $51.3 million as of December 31, 2025, reflecting an increase of $2.4 million during the period.

On June 4, 2026, the Company entered into a senior secured credit agreement (the “Credit Agreement”) with a syndicate of bank lenders. The Credit Agreement provides for a $75.0 million revolving credit facility (the “Revolving Facility”), with an incremental feature by an aggregate amount not to exceed the greater of $25.0 million and 100% of consolidated EBITDA as of the most recently completed fiscal quarter. The Credit Facility also includes a $2.5 million swingline sub-facility and up to $5.0 million in letters of credit, with a maturity date of June 4, 2029. The Revolving Facility may be used for working capital, capital expenditures, acquisitions, refinancing of existing indebtedness, and other general corporate purposes. At closing, the Company utilized initial borrowings under the Revolving Facility to repay certain existing indebtedness and transaction-related obligations amounting to $10.9 million. In addition, approximately $0.7 million of financing fees and lender-related costs were incurred in connection with the transaction, including upfront loan and syndication fees. As a result of these transactions, the Revolving Facility effectively refinanced and replaced prior credit arrangements, simplifying the Company’s capital structure. As of September 30, 2026, the Company had 4.4 million in outstanding borrowings under the Revolving Facility, and $88.5 million available for future borrowings.

Capital expenditure totaled $7.2 million for the nine months ended September 30, 2026. These investments were funded primarily through existing cash resources and cash generated from operations. TAT expects that its current cash position, together with anticipated operating cash flows, will be sufficient to fund planned capital expenditures and ongoing operational needs.

Management believes that anticipated cash flows from operations, combined with current cash balances, will be adequate to meet the Company’s liquidity requirements for at least the next 12 months from the issuance date of the unaudited financial statements. Future capital requirements will depend on a variety of factors, including the pace of revenue growth, expansion of selling and marketing activities, entry into new markets, and the timing of new product and service introductions.

Cash Flows

The following table summarizes TAT’s statements cash flows for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2026	2025	2026	2025
Net cash provided by operating activities	$3,773	$7,495	$5,161	$9,409
Net cash used in investing activities	(4,408)	(2,743)	(2,474)	(8,910)
Net cash provided by (used in) financing activities	(262)	(835)	(521)	39,458
Net increase in cash and cash equivalents	(897)	3,917	2,166	39,957
Cash and cash equivalents and restricted cash at beginning of the period	54,629	43,474	51,566	7,434
Cash and cash equivalents and restricted cash at end of the period	$53,732	$47,391	$53,732	$47,391

Net cash generated from operating activities for the three months ended September 30, 2026, amounted to $3.8 million, compared to net cash used in operating activities of $7.5 million for the three months September 30, 2025. Net cash provided by operating activities for the nine months ended September 30, 2026, amounted to approximately $5.2 million, compared to net cash used provided by operating activities of $9.4 million for the nine months September 30, 2025.

Net cash provided by operating activities was $3.8 million for the three months ended September 30, 2026, reflecting the combined impact of operating performance and working capital movements. Operating cash inflows were primarily driven by strong operations, and strong collections reflecting a decrease in accounts receivable of $3.1 million. These inflows were offset by an increase of $10.6 million in inventory and a $0.9 million decrease in accounts payable. Net cash provided by operating activities was $5.2 million for the nine months ended September 30, 2026, reflecting the combined impact of operating performance and working capital movements. Operating cash inflows were primarily driven by a $3.9 million increase in trade accounts payable, largely due to the timing of inventory-related purchases. These inflows were offset by an increase of $2.4 million in trade accounts receivable and a $20.5 million increase in inventory driven by $6.7 million in TAT Distribution per the Honeywell agreement and $11.3 million in Piedmont MRO and Trading and smaller increases in Limco and Israel.

For the three months ended September 30, 2026 and 2025, net cash used by investing activities was $ 4.4 million and $2.7 million, respectively. For the nine months ended September 30, 2026 and 2025, net cash provided by investing activities was $2.5 million and used by investing was $8.9 million, respectively. The cash provided by investing activities was driven by the $4.5 million proceeds from the sale of its non-controlling interest of less than 5% in First Aviation Services Inc in the second quarter. This was partially offset by cash usage attributed to investments in machinery and equipment for strategic improvements at the Company’s various operating facilities.

For the three months ended September 30, 2026 and 2025, net cash used by provided by financing activities was $0.3 million and generated by financing activities was $0.8 million, respectively. For the nine months ended September 30, 2026 and 2025, net cash (used) generated by financing activities was $(0.5) million and $39.4 million, respectively. Net cash provided by financing activities was primarily attributable to the proceeds on the new revolving facility, options exercises and repayments of long-term debts. The prior year activity was driven by the public equity offering that was completed which generated net proceeds for the Company after issuance costs of $45.7 million.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.